Exhibit 2.2

MEMBERSHIP INTEREST PURCHASE AGREEMENT
BY AND AMONG
MASTEC NORTH AMERICA, INC.,
DIRECTSTAR TV, LLC,
AND
RED VENTURES, LLC
MAY 24, 2012

TABLE OF CONTENTS
                                              Page
1.DEFINITIONS AND INTERPRETATION      1
(a)Definitions     1
(b)Interpretation    8
2.PURCHASE AND SALE OF PURCHASED UNITS AND TERMINATION OF OBLIGATIONS UNDER PRIOR AGREEMENTS.
9
(a)Purchase and Sale of the Purchased Units; Payment of Earn-Out Payments; Distributions of Cash    9
(b)Termination of Rights and Obligations under the Prior Agreements    9
(c)Purchase Price.    10
(d)Payment of the Closing Date Purchase Price    10
(e)Adjustment to Purchase Price and Cash Distribution    10
(f)The Closing    13
(g)Other Closing Deliverables.    13
(h)Purchase Price Allocation.    14
3.REPRESENTATIONS AND WARRANTIES OF SELLER    14
(a)Organization and Good Standing    14
(b)Authority    14
(c)No Conflict    15
(d)Consent    15
(e)Capitalization    15
(f)Legal Proceedings; Orders.    16
(g)No Undisclosed Liabilities    16
(h)Contracts    16
(i)Intellectual Property    16
(j)Legal Compliance    17

(k)Broker’s or Finder’s Fee    17
(l)Taxes, Tax Returns, Tax Treatment    17
(m)No Other Representations or Warranties; Schedules    18
4.REPRESENTATIONS AND WARRANTIES OF BUYER    18
(a)Organization and Good Standing    18
(b)Authority    19
(c)No Conflict    19
(d)Consent    19
(e)Investment Intent    19
(f)Legal Proceedings; Orders.    19
(g)Broker’s or Finder’s Fee    20
(h)Financial Ability    20
(i)Solvency    20
(j)No Knowledge of Misrepresentation or Omissions    20
5.COVENANTS.    21
(a)Operation in the Ordinary Course.    21
(b)Commercially Reasonable Efforts; Notification; Hart-Scott-Rodino Act Filings    21
(c)Notification    22
(d)Filing of Tax Returns    22
(e)Buyer Party Release.    24
(f)Buyer’s Due Diligence Investigation    25
(g)Confidentiality.    26
6.CONDITIONS PRECEDENT TO CONSUMMATION OF THE TRANSACTIONS.    27
(a)Conditions Precedent to Obligations of Each Party    27
(b)Conditions Precedent to Obligations of Buyer    28
(c)Conditions Precedent to Obligations of Seller and the Company    28
7.INDEMNIFICATION; REMEDIES.    29
(a)Survival    29
(b)Indemnification and Payment of Damages By Seller    29
(c)Indemnification and Payment of Damages By Buyer    30
(d)Time Limitations    30
(e)Limitations on Amount--Sellers    30
(f)Limitations on Amount--Buyer    31
(g)Procedure for Indemnification--Third Party Claims.    31
(h)Procedure for Indemnification--Other Claims    32
(i)Limitation on Damages.    32
(j)Exclusive Remedy    34
(k)No Double Recovery    34
8.TERMINATION.    34
(a)Termination    34
(b)Effect of Termination    35
9.GENERAL PROVISIONS.    35
(a)Expenses    35
(b)Public Announcements    35
(c)Notices    35
(d)Further Assurances    36
(e)Waiver    36
(f)Entire Agreement and Modification    37
(g)Assignments, Successors, And No Third-Party Rights    37
(h)Severability    37
(i)Section Headings, Construction    37
(j)Time of Essence    37
(k)Governing Law; Jurisdiction; Service of Process    37
(l)Legal Fees    38
(m)Schedules    38
(n)Counterparts    38
(o)No Recourse    38
(p)Legal Representation38

i

MEMBERSHIP INTEREST PURCHASE AGREEMENT
THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (the “Agreement”) is made and entered into effective as of May 24, 2012, by and among (i) MasTec North America, Inc., a Florida corporation (“MasTec North America”); (ii) DirectStar TV, LLC, a North Carolina limited liability company (the “Company”); (iii) Red Ventures, LLC, a North Carolina limited liability company (“Buyer”); and, in each case, for the limited purposes set forth in Section 2(b) and Section 5(e), (iv) RV Rewards, LLC a North Carolina limited liability company (“RV Rewards”); (v) Funraisers PR, LLC, a North Carolina limited liability company (“Funraisers”); (vi) Ricardo Elias (“Elias”); (vii) Daniel S. Feldstein (“Feldstein”); and (viii) Mark A. Brodsky (“Brodsky” and collectively and together with Elias, Feldstein and RV Rewards, the “Red Ventures Parties”). MasTec North America is sometimes referred to herein as the “Seller”.
RECITALS
A.Pursuant to that certain Assignment and Contribution Agreement, dated February 1, 2007, by and between MasTec, Inc., a Florida corporation (“MasTec”) and Seller, MasTec assigned all of its Units in the Company to Seller.
B.Seller owns one hundred percent (100%) of the issued and outstanding membership interests (the “Membership Interests”) of the Company, which Membership Interests consist solely of Units.
C.Pursuant to that certain Amended and Restated Purchase Option Agreement, effective as of February 11, 2011, by and among Seller, Buyer, the Company and the other parties thereto, Buyer has an option to purchase the Purchased Units, as more specifically described therein (the “Purchase Option”).
D.This Agreement provides for the acquisition of one hundred percent (100%) of the Units of the Company pursuant to the purchase by Buyer of 100 Units owned by MasTec North America (the “Purchased Units”).
NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, the parties hereby agree as follows:
1.DEFINITIONS AND INTERPRETATION.
(a)    Definitions. For purposes of this Agreement, the following terms shall have the meanings specified or referred to in this Section 1:
“Actual Cash Statement” has the meaning set forth in Section 2(e)(4)(i).
“Actual Closing Income Statement” has the meaning set forth in Section 2(e)(4)(i).
“Adjusted Net Income” means, with respect to the Company and for any specified period, the net income or loss (before provision for income taxes and without giving effect to the sales of assets outside the ordinary course of business) of the Company’s and its consolidated Subsidiaries’ operations for such period, as determined in accordance with Section 2(c) of the Funraisers Purchase Agreement on a consolidated basis in conformity with GAAP; provided, however, that for purposes of calculating Adjusted Net Income, all Deferred Customer Payments shall be excluded.
“Adjustment Policies” has the meaning set forth in Section 2(e)(1).
“Agreement” has the meaning set forth in the Preamble to this Agreement.
“Applicable Dates” has the meaning set forth in Section 3(l)(1).

“Affiliate” means, with respect to a Person, another Person that directly, or indirectly through one or more intermediaries, Controls, or is Controlled by or under Common Control with, such Person. For purposes of this Agreement (i) the Red Ventures Parties and all of their Affiliates will be deemed to be Affiliates of Buyer, and (ii) Buyer and the Red Ventures Parties will not be deemed to be Affiliates of the Company or any of its Subsidiaries unless and until the Closing occurs.
“Beginning Net Book Value” means the shareholders equity (less any intercompany amounts) as reflected in the Company’s and its Subsidiaries’ consolidated balance sheet as of May 31, 2010, as prepared by Seller in accordance with GAAP and presented to and approved by Buyer.
“Brodsky” has the meaning set forth in the Preamble to this Agreement.

“Business” means the business of providing marketing, advertising, promotion, sales and activities related to obtaining satellite television, cable television and internet data delivery by satellite activations and related programming packages, subscription, contracting and warranty services to DirecTV and to any current or future customers of the Company or any of its Subsidiaries to whom the Company or any of its Subsidiaries provides such activities and services.
“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in Miami, Florida or Charlotte, North Carolina, are authorized or obligated by Legal Requirement to close.
“Buyer” has the meaning set forth in the Preamble to this Agreement.
“Buyer Indemnified Parties” has the meaning set forth in Section 7(b).
“Buyer Related Parties” has the meaning set forth in Section 5(e)(1).
“Cap” has the meaning set forth in Section 7(e).
“Cash” means cash and cash equivalents of the Company and its Subsidiaries (including marketable securities and short term investments) on hand or on deposit as of the applicable date (the calculation of which shall contain a deduction for all claims against such cash and cash equivalents represented by outstanding checks, drafts or similar instruments dated prior to such applicable date which were issued in the ordinary course consistent with past practices and which have not been applied against the cash balances of the Company and its Subsidiaries as of such applicable date).
“Cash Distribution” has the meaning set forth in Section 2(a)(2).
“Claims” has the meaning set forth in Section 5(e)(1).
“Closing” has the meaning set forth in Section 2(f).
“Closing Date” has the meaning set forth in Section 2(f).
“Closing Date Purchase Price” has the meaning set forth in Section 2(c).
“Company” has the meaning set forth in the Preamble to this Agreement.
“Confidential Information” has the meaning set forth in Section 5(g).
“Consent” means any approval, consent, permit, ratification, waiver, or other authorization.
“Contract” means any agreement, contract, obligation, promise or undertaking (whether written or oral and whether express or implied) that is legally binding.
“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as a trustee or executor, by Contract or credit arrangement or otherwise. The terms “Controls,” “Controlled by,” and “under Common Control with” shall have correlative meanings.
“CSF” means any continuing service fees paid to the Company by DirecTV per month for each month a subscriber stays active and any other continuing services fees paid by other customers of the Company or its Subsidiaries.
“Damages” has the meaning set forth in Section 7(b).

“Deferred Customer Payments” means the sum of CSF, DPP and any future deferred payments relating to customer activations received by the Company or its Subsidiaries from customer activations.
“DirectStar Purchase Agreement” has the meaning set forth in Section 2(b)(1).
“DirecTV” means DIRECTV, Inc., a California corporation, or any of its successors, assigns or Affiliates.
“DirecTV Agreements” has the meaning set forth in Section 5(g)(2).
“DOJ” has the meaning set forth in Section 5(b)(2).
“DPP” means Direct Protection Plan revenue received by the Company from DirecTV, which is paid as a monthly commission for warranties sold for each month the subscriber stays active.
“DSD4U” means DS D4U, LLC, a North Carolina limited liability company.
“Earn-Out Payments” means those certain Earn-Out Payments, if any, payable to Buyer pursuant to the Funraisers Purchase Agreement and the DirectStar Purchase Agreement, as more specifically described in such agreements; and any accrued but unpaid fees owed to Buyer pursuant to the Services Agreement, as more specifically described in that agreement.
“Elias” has the meaning set forth in the Preamble to this Agreement.
“Encumbrance” means any lien, pledge, security interest, mortgage, deed of trust, charge, option, restriction or other encumbrance attaching to the title to any tangible or intangible property or right.
“Estimated Adjusted Net Income” has the meaning set forth in Section 2(e)(1).
“Estimated Cash Statement” has the meaning set forth in Section 2(e)(1).
“Estimated Cash Distribution” has the meaning set forth in Section 2(e)(1).
“Estimated Closing Income Statement” has the meaning set forth in Section 2(e)(1).
“Factor” shall be equal to $25,600,000.
“Feldstein” has the meaning set forth in the Preamble to this Agreement.
“Final Adjusted Net Income” has the meaning set forth in Section 2(e)(4)(i).
“Final Cash Distribution” has the meaning set forth in Section 2(e)(4)(i).
“Final Cash Statement” has the meaning set forth in Section 2(e)(2).
“Final Closing Statement” has the meaning set forth in Section 2(e)(2).
“Final Closing Income Statement” has the meaning set forth in Section 2(e)(2).
“Firm” has the meaning set forth in Section 2(e)(3).
“Form IP Assignment” has the meaning set forth in Section 2(g).

“FTC” has the meaning set forth in Section 5(b)(2).
“Funraisers” has the meaning set forth in the Preamble to this Agreement.
“Funraisers Purchase Agreement” has the meaning set forth in Section 2(b)(2).
“GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied.
“Governmental Body” means any: (i) nation, state, county, city, town, village, district, or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign, or other government; (iii) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal); (iv) multi-national organization or body; or (v) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.
“Greenberg Traurig” means Greenberg Traurig LLP and Greenberg Traurig, P.A.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“Informed Employee” has the meaning set forth in Section 5(g).
“Knowledge” or “Known” means:
(1)    with respect to Buyer, the actual knowledge, without a duty of inquiry, of Ricardo Elias, Daniel S. Feldstein or Mark Brodsky; and
(2)    with respect to the Seller means the actual knowledge, without a duty of inquiry, of Jose Mas, Alberto de Cardenas, David Karian or Hugo Bogani.
“Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, rule, regulation, statute or treaty.
“MasTec” has the meaning set forth in the Recitals to this Agreement.
“MasTec North America” has the meaning set forth in the Preamble to this Agreement.
“Material Adverse Effect” means a material adverse effect on (i) the assets, condition (financial or otherwise) or results of operation of such party and its Subsidiaries, taken as a whole, of the applicable party or (ii) the ability of the applicable party to consummate the transactions contemplated by this Agreement on a timely basis or to perform its obligations under this Agreement or any agreement being executed in connection with the transactions contemplated by this Agreement on a timely basis; provided, however, that none of the following shall be a “Material Adverse Effect”: (A) changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally; (B) changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including, but not limited to, changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries; (C) changes in conditions in the industries in which the party conducts business, to the extent such changes do not adversely affect the party and its Subsidiaries in a disproportionately adverse manner relative to other participants in the segments of such industries in which the party engages; (D) changes in political conditions in the United States or any other country or region in the world; (E) acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world; (F) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world; (G) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby; (H) compliance with the terms of, or the taking of any action required or contemplated by, this Agreement, or the failure to take any action prohibited by this Agreement; (I) any actions taken, or failure to take action, in each case, to which

v

Buyer has in writing expressly approved, consented to or requested; (J) changes in Legal Requirement or GAAP; (K) any failure by a party to meet any internal projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of a Material Adverse Effect may be taken into account in determining whether there has been a Material Adverse Effect); and (L) any matters set forth in the disclosure schedules.
“Membership Interests” has the meaning set forth in the Recitals of this Agreement.
“Objection Notice” has the meaning set forth in Section 2(e)(3).
“Operating Agreement” has the meaning set forth in Section 2(b)(4).
“Operating Period” means (i) if the Closing occurs on or prior to the 15th day of a calendar month, the period beginning January 1, 2010 and ending on the last day of the calendar month ending immediately prior to the Closing Date or (ii) if the Closing occurs after the 15th day of a calendar month, the period beginning January 1, 2010 and ending on the last day of the calendar month during which Closing occurs.
“Order” means any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body or by any arbitrator.
“Organizational Documents” means (1) the articles or certificate of incorporation and the bylaws of a corporation; (2) any articles of organization or certificate of formation and the operating agreement or limited liability company agreement of a limited liability company; and (3) any amendment to any of the foregoing.
“Outside Date” has the meaning set forth in Section 8(a)(2)(ii).
“Permit” means any permit, approval, license, authorization, certificate, right, exemption, or Order from any Governmental Body.
“Person” means any individual, corporation, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or other entity or Governmental Body.
“Pre-Closing Period” has the meaning set forth in Section 5(d)(i).
“Prior Agreements” has the meaning set forth in Section 2(b).
“Proceeding” means any action, arbitration, audit, claim, hearing, investigation, litigation, mediation, suit (whether civil, criminal, administrative, investigative or informal) or other proceeding, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body, arbitrator, mediator or other Person acting in a dispute resolution capacity, or any investigation, subpoena or demand preliminary to any of the foregoing.
“Purchase Option” has the meaning set forth in the Recitals.
“Purchase Price” has the meaning set forth in Section 2(c).
“Purchased Units” has the meaning set forth in the Recitals.
“Red Ventures Parties” has the meaning set forth in the Preamble to this Agreement.
“Released Buyer Party Claims” has the meaning set forth in Section 5(e)(1).

“Representative” means, with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants and financial advisors.
“RSIP” has the meaning set forth in Section 2(a)(2).
“RV Rewards” has the meaning set forth in the Preamble to this Agreement.
“Schedules” shall mean the schedules attached to and made a part of this Agreement.
“Securities Act” shall mean the Securities Act of 1933 or any successor law, and regulations and rules issued pursuant to that Act or any successor law.
“Seller” has the meaning set forth in the Preamble to this Agreement.
“Seller Indemnified Parties” has the meaning set forth in Section 7(c).
“Seller Released Parties” has the meaning set forth in Section 5(e)(1).
“Services Agreement” has the meaning set forth in Section 2(b)(3).
“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, limited liability company, association or other business entity, a majority of the partnership or other similar ownership interests therein are at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. A Person or Persons shall be deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person or Persons shall be allocated a majority of partnership, limited liability company, association or other business entity gains or losses or shall be or control the managing director or general partner of such partnership, limited liability company, association or other business entity.
“Tax” means any Federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding (including non-wage withholding), social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not, and “Taxes” means any or all of the foregoing collectively.
“Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto and including any amendment thereof.
“Television and Satellite Internet IP” means the Company’s rights, title and interests, if any, in and to (i) the DIRECTSTAR TV trademark and trade name and all goodwill associated therewith, and (ii) the domain names listed on Schedule 3(l) of the DirectStar Purchase Agreement and Schedule 3(l) of the Funraisers Purchase Agreement, both of which are attached hereto as Exhibit A, as well as website content, if any, on websites associated with such domain names (but excluding any rights relating to the term “MasTec”).
“Threatened” means that a party has received a demand, statement or notice (either orally or in writing) of a claim, Proceeding, dispute, action or other matter.
“Units” means the Membership Interests of the Company having the rights, preferences and privileges set forth in the Operating Agreement.

(b)    Interpretation.
(1)    In this Agreement, unless a clear contrary intention appears: (i) the singular number or term includes the plural number or term and vice versa; (ii) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually; (iii) reference to any gender includes each other gender; (iv) reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof; (v) reference to any Legal Requirement means such Legal Requirement as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Legal Requirement means that provision of such Legal Requirement from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision; (vi) “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof; (vii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term; (viii) “or” is used in the inclusive sense of “and/or”; (ix) with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding”; and (x) references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto.
(2)    Unless otherwise specified herein, all accounting terms used herein shall be interpreted and all accounting determinations hereunder shall be made in accordance with GAAP.
(3)    This Agreement was negotiated by the parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation hereof.
2.    PURCHASE AND SALE OF PURCHASED UNITS AND TERMINATION OF OBLIGATIONS UNDER PRIOR AGREEMENTS.
(a)    Purchase and Sale of the Purchased Units; Payment of Earn-Out Payments; Distributions of Cash.
(4)    At the Closing, upon the terms and subject to the conditions of this Agreement, Seller shall sell to Buyer, and Buyer shall purchase from Seller, the Purchased Units.
(5)    Immediately prior to the Closing, the Company shall pay to Buyer an amount equal to (i) the amount of any accrued but unpaid Earn-Out Payments, and (ii) a good faith estimate of the outstanding DIRECTV Rapid Sales Incentive Program (“RSIP”) balance. Following payment of such Earn-Out Payments and RSIP payment, if any, the Company shall distribute to its members all remaining Cash of the Company and its Subsidiaries (the “Cash Distribution”), the amount of such Cash Distribution to be adjusted in accordance with Section 2(e).
(b)    Termination of Rights and Obligations under the Prior Agreements. Except for the agreements set forth on Schedule 2(b) and except for the indemnification obligations set forth in Section 7(c)(3) hereof, effective as of the Closing Date, upon the terms and subject to the conditions of this Agreement, all agreements (whether written or oral) between Seller, on the one hand, and Buyer, the Company and/or any of the Red Ventures Parties, on the other hand, entered into prior to the date hereof (collectively, the “Prior Agreements”) shall be terminated without any further action by the parties and shall be of no further force or effect, including each of the following:
(1)    Membership Interest Purchase Agreement, effective as of February 1, 2007, by and among Seller, the Company, Buyer, Elias, Feldstein and Brodsky, as amended to the date hereof, including pursuant to the Funraisers Purchase Agreement (the “DirectStar Purchase Agreement”); provided, however, such DirectStar Purchase Agreement will remain in effect for the limited purpose of adjusting any Earn-Out Payments made or to be made in accordance therewith and with this Agreement;

(2)    Membership Interest Purchase Agreement, effective as of October 1, 2008, by and among Seller, the Company, Buyer, Funraisers, RV Rewards, Elias, Feldstein and Brodsky, as amended to the date hereof (the “Funraisers Purchase Agreement”); provided, however, such Funraisers Purchase Agreement will remain in effect for the limited purpose of adjusting any Earn-Out Payments made or to be made in accordance therewith and with this Agreement;
(3)    Amended and Restated Services Agreement, dated as of July 1, 2008, between the Company and Buyer, as amended to the date hereof (“Services Agreement”);
(4)    Amended and Restated Operating Agreement of the Company, dated as of September 1, 2004, as amended from time to time (the “Operating Agreement”); and
(5)    Purchase Option.

(c)    Purchase Price. Subject to the terms and conditions of this Agreement, the aggregate purchase price (the “Purchase Price”) to be paid by Buyer to Seller for the Purchased Units and the termination of rights and obligations under the Prior Agreements shall be an amount equal to:
(1)    the Beginning Net Book Value; plus
(2)    the product of (x) the Estimated Adjusted Net Income for the Operating Period multiplied by (y) five percent (5%); plus
(3)    the Factor;
as such amount shall be finally adjusted pursuant to Section 2(e) hereof. The Purchase Price payable by Buyer to Seller at Closing pursuant to this Section 2(c) prior to adjustment pursuant to Section 2(e) is hereinafter referred to as the “Closing Date Purchase Price”.

(d)    Payment of the Closing Date Purchase Price. Buyer shall pay the Closing Date Purchase Price in cash by wire transfer in immediately available, U.S. dollar funds on the Closing Date to the account(s) designated by Seller.
(e)    Adjustment to Purchase Price and Cash DistributionThe purpose of the adjustment set forth in this Section 2(e) is solely to measure any difference between (A) Adjusted Net Income for the Operating Period and (B) the Cash Distribution, in each case, as estimated at Closing to a final calculation thereof on the same accounting basis consistently applied to reflect the transactions and/or events up to and conditions existing as of Closing. At least two (2) Business Days prior to Closing, Seller and the Company together shall, in good faith and in accordance with the terms of this Section 2(e), prepare and deliver to Buyer (i) an estimated consolidated income statement of the Company and its Subsidiaries for the Operating Period (the “Estimated Closing Income Statement”), which Estimated Closing Income Statement shall include a reasonably detailed estimation of Adjusted Net Income for the Operating Period (“Estimated Adjusted Net Income”) and (ii) a statement (the “Estimated Cash Statement”) setting forth an estimate of the amount of the Cash Distribution (the “Estimated Cash Distribution”). Seller and the Company shall prepare the Estimated Closing Income Statement, and the items included in Estimated Adjusted Net Income, and the Estimated Cash Statement, and the amount of the Estimated Cash Distribution, based on the most recent ascertainable financial information of the Company and its Subsidiaries, with such adjustments thereto as are reasonably appropriate to reflect any changes known to Seller or the Company to have occurred subsequent to the date of such financial information or which, in the reasonable judgment of Seller and the Company, would occur prior to the Closing, and shall be prepared in accordance with the same methods, policies, practices, classifications, and estimation methodologies used by Seller to prepare the Company’s financial statements prior to the date hereof (the “Adjustment Policies”).
(1)    Delivery of Final Closing Income Statement. Within 60 days following the Closing Date, Buyer will, in good faith and in accordance with the terms of this Section 2(e), prepare and deliver to Seller (i) its calculation of the actual Adjusted

Net Income during the Operating Period (the “Final Closing Statement”), (ii) a consolidated income statement of the Company and its Subsidiaries for the Operating Period (the “Final Closing Income Statement”) and (iii) a statement of the amount of the Cash Distribution (the “Final Cash Statement”). Calculation of the Final Closing Statement, Final Closing Income Statement and Final Cash Statement shall be in a manner consistent with the accounting methods, policies, practices, classifications, and estimation methodologies used to calculate the Estimated Closing Income Statement, the Estimated Adjusted Net Income, the Estimated Cash Statement and the Estimated Cash Distribution, including the Adjustment Policies.
(2)    Review of Initial Income Statement; Objection. Seller shall have 30 days from the date of receipt of the Final Closing Income Statement, Final Closing Statement and the Final Cash Statement to review the computations of (x) Adjusted Net Income reflected on the Final Closing Income Statement and the Final Closing Statement and (y) the amount of the Cash Distribution reflected on the Final Cash Statement. In connection with such review, Buyer will make available to Seller and its representatives all records and work papers relating to the Company and its Subsidiaries and the calculation of Adjusted Net Income and the Cash Distribution that Seller and its representatives reasonably request in reviewing the Final Closing Income Statement and Final Cash Statement. If Seller disagrees with Buyer’s calculation of the Adjusted Net Income and/or the Cash Distribution, Seller shall deliver written notice of such disagreement to Buyer, which notice shall include Seller’s explanation of the basis of the disagreement and a calculation of Adjusted Net Income of the Company and its Subsidiaries and/or the Cash Distribution (an “Objection Notice”). If Seller delivers an Objection Notice to Buyer, Buyer and Seller will endeavor to resolve any disagreements noted in the Objection Notice in good faith as soon as practicable after the delivery of such notice, but if they do not obtain a final resolution within 30 days after Buyer has received the Objection Notice, Seller or Buyer may submit the matter for resolution to an independent accounting firm as mutually agreed upon by Buyer and the Seller (the “Firm”) to act as an expert and not an arbitrator, solely in accordance with the terms of this Agreement, to resolve any remaining disagreements. Buyer on the one hand and Seller on the other hand will direct the Firm to render a determination within 30 days after submitting the matters to it for resolution and Seller and Buyer and their respective agents will cooperate with the Firm during its resolution of any disagreements included in the Objection Notice. The Firm will consider only those items and amounts set forth in the Objection Notice that Buyer on the one hand and Seller on the other hand are unable to resolve. In resolving any disputed item, the Firm may not assign a value to any item greater than the greatest value for such item claimed by any party or less than the smallest value for such item claimed by any party. The scope of the disputes to be arbitrated by the Firm is limited to whether the preparation of the Final Closing Income Statement and the Final Cash Statement and the calculation of Adjusted Net Income and the Cash Distribution were done in a manner consistent with the same accounting methods, policies, practices, classifications, and estimation methodologies as were used to prepare the Estimated Closing Income Statement and the Estimated Cash Statement and whether there were mathematical errors in the preparation of the Final Closing Income Statement or the Final Cash Statement or the calculation of Adjusted Net Income or the Cash Distribution, and the Firm is not to make any other determination unless requested in writing by Seller and Buyer. The fees and disbursements of the Firm (and the reasonable attorney fees and expenses of the parties) shall be borne (i) by Buyer in the proportion that the aggregate dollar amount of the disputed items that are successfully disputed by Seller (as finally determined by the Firm) bears to the aggregate dollar amount of all disputed items and (ii) by Seller in the proportion that the aggregate dollar amount of the disputed items that are unsuccessfully disputed by Seller (as finally determined by the Firm) bears to the aggregate dollar amount of all disputed items. For example, if the parties dispute $1,000,000 of a proposed adjustment to be paid by Buyer, the Firm determines that such adjustment should be $400,000 and the Firm’s fees are $100,000, then (i) Buyer shall pay $40,000 (40%) of such fees and (ii) Seller shall pay $60,000 (60%) of such fees. The determination of the Firm as to any disputed matters shall be set forth in a written statement delivered to Buyer and Seller and shall be final, conclusive and binding on the parties. The parties agree that judgment may be entered upon the award of the Firm in any court having jurisdiction pursuant to Section 9(k).

(3)    Final and Binding Determination.
(i)    The Final Closing Income Statement and Adjusted Net Income, in each case of the Company and its Subsidiaries during the Operating Period as agreed to by Buyer and Seller or as determined by the Firm, as applicable, shall be conclusive and binding on all of the parties hereto and shall be deemed the “Actual Closing Income Statement” and “Final Adjusted Net Income,” respectively, for all purposes herein. The Final Cash Statement and the amount of the Cash Distribution as agreed to by Buyer and Seller or as determined by the Firm, as applicable, shall be conclusive and binding on all of the parties hereto and shall be deemed the “Actual Cash Statement” and “Final Cash Distribution,” respectively, for all purposes herein.

x

(ii)    Upon completion of the calculation of the Actual Closing Income Statement, Final Adjusted Net Income, Actual Cash Statement and Final Cash Distribution in accordance with this Section 2(e), the Purchase Price and the amount of the Cash Distribution shall be recalculated and the following adjustments made:

(A)
If the aggregate amount of (x) the Purchase Price calculated using the Final Adjusted Net Income shown on the Actual Closing Income Statement and (y) the Cash Distribution calculated using the Final Cash Distribution amount shown on the Actual Cash Statement, is greater than the aggregate amount of (A) the Closing Date Purchase Price and (B) the Cash Distribution made on the Closing Date, Buyer shall pay such difference to Seller by wire transfer in immediately available funds to one or more accounts designated by Seller.

(B)
If the aggregate amount of (x) the Purchase Price calculated using the Final Adjusted Net Income shown on the Actual Closing Income Statement and (y) the Cash Distribution calculated using the Final Cash Distribution amount shown on the Actual Cash Statement, is less than the aggregate amount of (A) the Closing Date Purchase Price and (B) the Cash Distribution made on the Closing Date, the amount of such difference will be paid to Buyer by Seller by wire transfer in immediately available funds to one or more accounts designated by Buyer.

(f)    The Closing. On the terms and subject to the conditions of this Agreement, the purchase and sale of the Purchased Units provided for in this Agreement, and consummation of the other transactions contemplated herein (the “Closing”), shall take place at (i) 10:00 a.m. (Eastern Time) on the first Business Day following the satisfaction or waiver of all of the conditions to the obligations of the parties set forth in Section 6 as provided therein (excluding conditions that, by their terms, cannot be satisfied until Closing, but Closing shall be subject to the satisfaction or, if permissible, waiver of those conditions); provided, however, that if such Business Day would be after the 15th day of a calendar month, the Closing shall take place on the last day of such calendar month (or if such day is not a Business Day, the Business Day immediately following the last day of such calendar month) or (ii) a time and on a date mutually agreed upon in writing by the parties hereto, subject, in each case, to the satisfaction or waiver of all of the conditions to the obligations of the parties set forth in Section 6 as provided therein (excluding conditions that, by their terms, cannot be satisfied until Closing, but Closing shall be subject to the satisfaction or, if permissible, waiver of those conditions) (the date on which Closing occurs, the “Closing Date”). The Closing shall be effective as of 11:59 p.m. (Eastern Time) on the Closing Date and shall take place at the offices of Greenberg Traurig, located at 333 Southeast Second Avenue, Miami, Florida 33131. By agreement of the parties the Closing may take place by delivery of the documents to be delivered at Closing by facsimile or other electronic transmission. All deliveries by one party to any other party at Closing shall be deemed to have occurred simultaneously and none shall be effective until and unless all have occurred. Subject to the provisions of Section 8, failure to consummate the purchase and sale of the Purchased Units and the other transactions contemplated hereby on the date and time and at the place determined pursuant to this Section 2(f) will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.
(g)    Other Closing Deliverables. At the Closing: (i) Seller and its Affiliates shall execute and deliver a bill of sale in the form of Exhibit B hereto pursuant to which they shall transfer and convey to the Company for no additional consideration the fixed assets set forth in the bill of sale, free and clear of all Encumbrances, (iii) Seller and its applicable Affiliates and the Company shall execute and deliver an Intellectual Property Assignment in the form of Exhibit C hereto (the “Form IP Assignment”) pursuant to which Seller and its applicable Affiliates shall transfer and convey to the Company for no additional consideration their rights, title and interests, if any, to the domain names set forth in the Form IP Assignment, free and clear of all Encumbrances and (iv) Seller shall deliver to Buyer certificates of good standing on behalf of the Company and its Subsidiaries for each of the jurisdictions set forth on Schedule 2(g) attached hereto.
(h)    Purchase Price Allocation. The Buyer and the Seller acknowledge that the acquisition of the Purchased Units is properly viewed for U.S. federal income Tax purposes as though the Buyer purchased all of the Company’s assets from the Seller for the Purchase Price plus the amount of any liabilities treated as assumed by the Buyer for income tax purposes. The amount of such consideration paid at Closing shall be allocated among the assets of the Company based upon the fair market values thereof in accordance with Section 1060 of the Code as set forth in the allocation schedule to be reasonably agreed to by the parties following the Closing. Within 60 days following the Closing Date, Seller will prepare and deliver to Buyer a schedule setting forth the proposed allocation of the consideration (the “Allocation Schedule”). Buyer shall have 30 days from the date of receipt of the Allocation Schedule to review it. If the Buyer notifies Seller during such 30 day period that it disagrees with the proposed Allocation Schedule, then Buyer and the Seller shall attempt to resolve their disagreement within 30 days following the Buyer’s notification of Seller of such disagreement. If Buyer and the Seller are not able to resolve their disagreement, the dispute shall be submitted to the Firm. The Firm will resolve the disagreement within 30 days after the date on which they are engaged or as soon as possible thereafter. The determination of the Firm shall be binding on the parties. The cost of the services of the Firm will be borne by the party whose calculation of the matter in disagreement differs the most from the calculation as finally determined by the Firm. If each of the party’s calculation differs equally from the calculation as finally determined by the Firm, then such cost will be borne half by the Seller and half by Buyer. Each of the Buyer and the Seller agrees (a) to act in a manner consistent with the Allocation Schedule, as finally determined in accordance with this Section 2(h), in the preparation and the filing of all Tax Returns (including IRS Form 8594), (b) not to voluntarily take any position inconsistent therewith in the course of any Tax audit or other proceeding, unless required to do so by applicable Laws (including a “determination” within the meaning of Section 1313(a)(1) of the Code (or any comparable provision of any state, local or foreign law)), and (c) to provide the other promptly with any other information reasonably required to timely complete IRS Form 8594.

3.    REPRESENTATIONS AND WARRANTIES OF SELLER. Except as disclosed in writing in the Schedules or as is otherwise Known by Buyer, Seller hereby represents and warrants to Buyer as follows:
(a)    Organization and Good Standing. Seller is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, with full corporate power and authority to own, lease and operate its properties and conduct its business as it is now being conducted and to perform all of its obligations under this Agreement.
(b)    Authority. The execution and delivery of this Agreement by Seller, and its consummation of the transactions contemplated hereby, have been duly authorized and approved by Seller’s board of directors, and no other action on the part of Seller is necessary to authorize the execution and delivery of this Agreement, or the consummation of the transactions contemplated hereby. Upon the execution and delivery by Seller of this Agreement, this Agreement will constitute the legal, valid and binding obligations of Seller enforceable against Seller in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally. Seller has the absolute and unrestricted right, power and authority to execute and deliver this Agreement, and to perform its obligations hereunder.
(c)    No Conflict. Neither the execution and delivery of this Agreement by Seller, nor the consummation of the sale of the Purchased Units by Seller will directly or indirectly:
(1)    contravene, conflict with, or result in a violation of any Organizational Documents of Seller;
(2)    contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge this Agreement or any of the transactions contemplated hereby or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which Seller may be subject; or
(3)    except as set forth in the proviso below or in Schedule 3(c)(4), to the Knowledge of Seller, result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation or acceleration of, or result in the imposition or creation of any Encumbrance upon or with respect to any of the assets owned or used by the Company or its Subsidiaries under, or give rise to any right of termination cancellation or acceleration or increase of any obligation or a loss of a material benefit under, any of the terms, conditions or provisions of any Contract to which the Company or its Subsidiaries is a party or by which the Company or its Subsidiaries may be bound;
(4)    Violate or conflict with any Legal Requirement applicable to Seller or by which any of its properties may be bound.
(d)    Consent. Except as set forth on Schedule 3(d), Seller is not or will not be required to give any notice to, make any filing with or obtain any material Consent from any Person in connection with the execution and delivery of this Agreement or the consummation of the sale of the Purchased Units and the other transactions contemplated by this Agreement.
(e)    Capitalization. Seller has not transferred any interest in or created any Encumbrance on the Purchased Units. The Seller has not caused the Company to form or acquire any Subsidiaries. Seller has not: (i) transferred or caused the Company to transfer any equity interests of DSD4U and Funraisers; (ii) caused the Company or any of its Subsidiaries to enter into and Seller is not a party to any Contract (other than the Purchase Option and this Agreement) relating to the issuance, sale, transfer or voting of any Membership Interests of or any other equity or beneficial ownership interest in the Company or any of its Subsidiaries; and (iii) authorized or issued, or caused the Company or any of its Subsidiaries to authorize or issue, any options, warrants, rights, calls, subscriptions, claims of any character, convertible or exchangeable securities, or other Contracts, contingent or otherwise, relating to Units of the Company or any capital stock equivalent or other equity interest in the Company or its Subsidiaries (collectively, “Equity Interests”) pursuant to which the Company or its Subsidiaries is or may become obligated to issue Units or shares of its capital stock or other equity interests or any securities convertible into or exchangeable for, or evidencing the right to subscribe for, any Equity Interests.
(f)    Legal Proceedings; Orders.
(1)    Except as set forth on Schedule 3(f), since the Applicable Dates, the Seller has not commenced on behalf of the Company or any of its Subsidiaries or caused the Company or any of its Subsidiaries to commence, without Buyer’s Knowledge any Proceeding. To Seller’s Knowledge, neither Seller nor the Company or any of its Subsidiaries have received notice of any Proceeding to which the Company or any of its Subsidiaries is a party or threatened to be made a party, except for any Proceedings for threatened Proceedings Known by Buyer. To Seller’s Knowledge, no event has occurred or circumstance exists that would reasonably be expected to give rise to or serve as a basis for the commencement of any such Proceeding, except for any events or circumstances Known by Buyer.
(2)    To Seller’s Knowledge, neither Seller nor the Company or any of its Subsidiaries have received notice of any Order or decree of any Governmental Body to which the Company or any of its Subsidiaries is subject, except for any Order or decree of any Governmental Body Known by Buyer.
(g)    No Undisclosed Liabilities. The Seller has not agreed to cause the Company to agree, or caused the Company to agree, without Buyer’s Knowledge, to become subject to or otherwise assume any material liabilities that would be required to be reflected in a balance sheet of the Company or its Subsidiaries, as applicable, prepared in accordance with GAAP.
(h)    Contracts. Except as set forth on Schedule 3(f) or as a result of or in connection with any action taken, approved or authorized in writing by Buyer, Seller has not, without Buyer’s Knowledge: (i) entered or caused the Company or any of its Subsidiaries to enter into any Contract or amend any Contract to which the Company or any of its Subsidiaries is a party; (ii) to Seller’s Knowledge received, directly or through the Company or any of its Subsidiaries, any notice of termination or amendment of any Contract to which the Company or any of its Subsidiaries is a party.
(i)    Intellectual Property. Except as set forth on Schedule 3(i), to the Knowledge of Seller, Seller has not transferred ownership of, or granted any exclusive license of or right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Television and Satellite Internet IP to any Person, other than the Company, Buyer and their Affiliates. Seller has not caused the Company or any of its Subsidiaries to transfer without the Buyer’s Knowledge ownership of, or grant any exclusive license of or right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Television and Satellite Internet IP to any Person. Except as set forth on Schedule 3(i), the Sellers have not taken, or caused the Company to take, any action, without Buyer’s Knowledge, to render the Television and Satellite Internet IP invalid or unenforceable, to subject the Television and Satellite Internet IP to any Encumbrances, or otherwise to violate any Legal Requirement applicable to the enforceability thereof; provided that such representation does not apply to the failure or omission to take any affirmative actions.

(j)    Legal Compliance.

(1)    The Seller has not taken, or caused the Company to take, any action, without Buyer’s Knowledge, that has directly resulted in, to the Knowledge of Seller, the material violation by the Company or any of its Subsidiaries, since the Applicable Dates, with any applicable Legal Requirements the violation of which would be material to the Company and its Subsidiaries taken as a whole.
(2)    Permits. The Seller has not terminated, or caused the Company to terminate, without Buyer’s Knowledge, any material Permits that are required for the lawful operation of the Company’s business as now conducted.
(k)    Broker’s or Finder’s Fee. No Person acting on behalf of Seller (nor as a result of any actions by Seller, the Company) is, or will be, entitled to any investment banking, broker’s, finder’s or similar fee for which the Company, Buyer or any of their respective Affiliates after the Closing Date could have any liabilities in connection with this Agreement or any of the transactions contemplated hereunder.
(l)    Taxes, Tax Returns, Tax Treatment.
(1)    Since, in the case of the Company and its Subsidiaries other than Funraisers, February 1, 2007 and, in the case of Funraisers, October 1, 2008 (such dates, the “Applicable Dates”) (A) each of the Company and its Subsidiaries has duly and timely filed in correct form all Tax Returns relating to its activities after the Applicable Dates required or due to be filed (with regard to applicable extensions) on or prior to the date hereof and before the Closing Date; (B) all such Tax Returns are complete and accurate in all material respects; and (C) each of the Company and its Subsidiaries is not currently the beneficiary of any extension of time within which to file any such Tax Return. Since the Applicable Dates, to the Knowledge of Seller, no issue relating to Taxes of the Company or any of its Subsidiaries not Known to Buyer has been raised by a taxing authority during any pending audit or examination, and no issue relating to Taxes was raised by a taxing authority in any completed audit or examination, that reasonably can be expected to recur in a later taxable period.
(2)    Except as Known by Buyer, since the Applicable Dates, each of the Company and its Subsidiaries has paid or made provision for the payment of all Taxes (whether or not shown on any Tax Return and whether or not any Tax Return was required) that have been incurred or are due or claimed to be due from it by federal, state, local, or foreign taxing authorities for all periods ending on or before the date hereof and for all periods ending on or before the Closing Date, other than Taxes or other charges that are not delinquent or are being contested in good faith and have not been finally determined and have been disclosed to Buyer, except for any Taxes that in prior years was paid by Seller. To the Knowledge of Seller, there are no liens on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax for any period following the Applicable Dates, except for liens for Taxes not yet due. Seller has not received any written, or, to the Knowledge of Seller, oral, notice of any claims for Taxes or assessments that have been asserted or threatened against the Company or any of its Subsidiaries, without the Knowledge of Buyer; provided that such representation shall not apply with regard to any claims or assessments attributable solely to Buyer’s acts or omissions.
(3)    To the Knowledge of Seller, no claim has ever been made since the Applicable Dates by any taxing authority in any jurisdiction in which the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.
(4)    Seller has not caused the Company nor any of its Subsidiaries to extend or waive any statute of limitations in respect of Taxes or to agree to any extension of time with respect to a Tax assessment or deficiency without the Knowledge of Buyer.

(5)    The Company has been since the closing of the transactions contemplated by the DirectStar Purchase Agreement, classified as a disregarded entity for federal and state Tax purposes pursuant to Treasury Regulation Section 301.7701-3(b)(ii)(1)(i) and has not filed any election to be classified as an association taxable as a corporation for federal or state Tax purposes.
(m)    No Other Representations or Warranties; Schedules.

(1)    EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS SECTION 3, SELLER, THE COMPANY AND FUNRAISERS DISCLAIM ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, STATEMENT MADE OR INFORMATION COMMUNICATED (WHETHER ORALLY OR IN WRITING) TO BUYER AND ITS AFFILIATES AND REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION OR ADVICE WHICH MAY HAVE BEEN PROVIDED TO BUYER AND ITS AFFILIATES OR REPRESENTATIVES BY ANY DIRECTOR, OFFICER, EMPLOYEE, ACCOUNTING FIRM, LEGAL COUNSEL, OR OTHER AGENT, CONSULTANT, OR REPRESENTATIVE OF SELLER, THE COMPANY, FUNRAISERS OR THEIR AFFILIATES).
(2)    SELLER, THE COMPANY AND FUNRAISERS DO NOT MAKE ANY REPRESENTATIONS OR WARRANTIES TO BUYER EXCEPT AS CONTAINED IN THIS SECTION 3, AND ANY AND ALL STATEMENTS MADE OR INFORMATION COMMUNICATED BY THE COMPANY, SELLER OR ANY OF THEIR REPRESENTATIVES OR AFFILIATES OUTSIDE OF THIS AGREEMENT, WHETHER VERBALLY OR IN WRITING, ARE DEEMED TO HAVE BEEN SUPERSEDED BY THIS AGREEMENT, IT BEING INTENDED THAT NO SUCH PRIOR OR CONTEMPORANEOUS STATEMENTS OR COMMUNICATIONS OUTSIDE OF THIS AGREEMENT SHALL SURVIVE THE EXECUTION AND DELIVERY OF THIS AGREEMENT.
4.    REPRESENTATIONS AND WARRANTIES OF BUYER. Buyer hereby represents and warrants to Seller as follows:
(a)    Organization and Good Standing. Buyer is a limited liability company duly organized and validly existing under the laws of the State of North Carolina. Buyer has full power and authority to conduct its business as it is now being conducted and to perform all of its obligations under this Agreement. Buyer is duly qualified to do business as a foreign entity and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification except where failure to be so qualified would not have a Material Adverse Effect on Buyer.
(b)    Authority. Upon the execution and delivery by Buyer of this Agreement, this Agreement will constitute the legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally. Buyer has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and to perform its obligations hereunder.
(c)    No Conflict. Neither the execution and delivery of this Agreement by Buyer, nor the consummation of the purchase of the Purchased Units will directly or indirectly:
(4)    contravene, conflict with, or result in a violation of any Organizational Documents of Buyer;
(5)    contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge this Agreement or any of the transactions contemplated hereby or thereby or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which Buyer, or any of the assets owned or used by Buyer, may be subject; or
(6)    result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation or acceleration of, or result in the imposition or creation of any Encumbrance upon or with respect to any of the assets owned or used by Buyer, or give rise to any right of termination cancellation or acceleration or increase of any obligation or a loss of a material benefit under, any of the terms, conditions or provisions of any Contract to which Buyer, the Company or its Subsidiaries is a party or by which Buyer, the Company or its Subsidiaries may be bound.
(d)    Consent. Buyer will not be required to obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation of the purchase of the Purchased Units.
(e)    Investment Intent. Buyer is acquiring the Purchased Units for its own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act. Buyer is an “accredited investor” as such term is defined in Rule 501

(a) under the Securities Act. Buyer confirms that Seller has made available to Buyer and its representatives and agents the opportunity to ask questions of the officers and management employees of the Company and to acquire such additional information about the business and financial condition of the Company as Buyer has requested, and all such information has been received.
(f)    Legal Proceedings; Orders.
(1)    To the Knowledge of Buyer, there is no pending Proceeding that challenges, or that would be reasonably likely to have the effect of preventing, delaying, or making illegal, or otherwise interfering with the purchase of the Purchased Units hereunder or the consummation of the transactions contemplated hereby;
(2)    To the Knowledge of Buyer, (i) no such Proceeding has been Threatened and (ii) no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such Proceeding; and
(3)    To the Knowledge of Buyer, Buyer is not subject to any Order or decree of any Governmental Body that would reasonably be likely to have the effect of preventing, delaying, or making illegal, or otherwise interfering with the purchase of the Purchased Units hereunder or the consummation of the transactions contemplated hereby.
(g)    Broker’s or Finder’s Fee. No Person acting on behalf of Buyer, or to Buyer’s Knowledge, the Company or any of its Subsidiaries, is, or will be, entitled to any investment banking, broker’s, finder’s or similar fee for which Seller or any of its Affiliates after the Closing Date could have any liabilities in connection with this Agreement or any of the transactions contemplated hereunder.
(h)    Financial Ability. At Closing, Buyer will have sufficient cash on hand to pay the Purchase Price and to enable Buyer to perform each of its obligation hereunder, consummate the transactions contemplated hereby and pay all related fees and expenses.
(i)    Solvency. As of the Closing Date and immediately after giving effect to all of the transactions contemplated by this Agreement, the payment of the Purchase Price, and all of the related fees and expenses of Buyer and its Affiliates in connection therewith, (i) the amount of the “fair saleable value” of the assets of the Company and its Subsidiaries will exceed (A) the value of all liabilities of the Company and its Subsidiaries, including contingent and other liabilities, and (B) the amount that will be required to pay the probable liabilities of the Company and its Subsidiaries on their existing debts (including contingent liabilities) as such debts become absolute and matured, (ii) the Company and its Subsidiaries will not have an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged, and (iii) the Company and its Subsidiaries will be able to pay their liabilities, including contingent and other liabilities, as they mature. For purposes of the foregoing, “not have an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged” and “able to pay their liabilities, including contingent and other liabilities, as they mature” means that the Company and its Subsidiaries will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet their obligations as they become due.
(j)    No Knowledge of Misrepresentation or Omissions. Buyer hereby acknowledges that prior to the Closing it has managed and operated the Business in all respects and is fully aware and informed of all actions taken by the Company and its Subsidiaries. Buyer hereby acknowledges that it has conducted a full and complete investigation of the Company and its Subsidiaries, and after such investigation, Buyer has no Knowledge that any of the representations and warranties of Seller in this Agreement, as modified by the disclosures set forth in the Schedules, is not true and correct in all respects, or that there are any errors in, or omissions from, the disclosures set forth in the Schedules.

5.    COVENANTS.
(a)    Operation in the Ordinary Course. During the period from the date of this Agreement to the Closing Date, unless the parties shall otherwise consent in writing, which consent shall not be unreasonably delayed, conditioned or withheld, and except as otherwise contemplated or permitted by this Agreement, Seller and Buyer shall cause the Company and its Subsidiaries to (a)

operate the Business solely in the ordinary course of business consistent with past practices and in accordance with the Services Agreement, including without limitation as to all Tax matters, and (b) use commercially reasonable efforts to maintain and preserve intact the Business in all material respects.
(b)    Commercially Reasonable Efforts; Notification; Hart-Scott-Rodino Act Filings.
(7)    Upon the terms and subject to the conditions set forth in this Agreement, except to the extent otherwise required by regulatory considerations and otherwise provided in this Section 5(b), each of the Company, Seller and Buyer agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the purchase and sale of the Purchased Units and the other transactions contemplated hereby and to satisfy all of the conditions set forth in Section 6, including (i) preparing and filing all forms, registrations and notices required to be filed, obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Bodies and the making of all necessary registrations and filings (including filings with Governmental Bodies) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Body, (ii) obtaining all necessary consents, approvals or waivers from third parties, (iii) defending any lawsuits or other Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Legal Requirement vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated hereby; provided, however, in no event shall Seller be obligated to take any action in connection with Buyer’s financing of the transactions contemplated hereby.
(8)    Without limiting the generality of the foregoing, as soon as may be reasonably practicable, Buyer, and Seller each shall file with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) Notification and Report Forms relating to the transactions contemplated hereby as required by the HSR Act. Subject to applicable Legal Requirements and the preservation of any applicable attorney-client privilege, Buyer, Seller, the Company and its Subsidiaries each shall promptly (i) supply the other with any information which may be required in order to effectuate such filings, (ii) supply any additional information which reasonably may be required by the FTC or the DOJ, and each will use reasonable efforts to obtain a waiver of the applicable waiting period and (iii) make any further filings pursuant thereto that may be necessary, proper or advisable in connection therewith. Buyer shall pay all filing fees and other charges for the filing under the HSR Act by all parties. Notwithstanding the foregoing, no Party shall be required to sell or otherwise dispose of any business unit or line of business in order to obtain approval from any Governmental Authority.
(c)    Notification. Each of the parties to this Agreement shall have the right, but not the obligation, to give prompt notice to the other parties of the occurrence or non-occurrence of any event which, to its Knowledge, would likely cause any representation or warranty made by such party herein to be untrue or inaccurate or any covenant, condition or agreement contained herein not be complied with or satisfied. Any such notice by a party with respect to a matter or event shall not be deemed to cure any breach of any representation or warranty made in this Agreement as of the date hereof, for purposes of determining satisfaction of the conditions set forth in Section 6, the other party’s termination rights under Section 8 or following such a termination, such party’s rights to damages resulting from such breach. Notwithstanding the foregoing, if the other party chooses not to exercise any termination rights available to it as a result of a breach described in the preceding sentence or Closing otherwise occurs, such party and its Affiliates shall have no liability for indemnification pursuant to Section 7 on account of a breach of a representation or warranty, to the extent that the matter or event which causes the breach was included in a supplement to the Schedules delivered on or prior to the Closing Date.

(d)    Filing of Tax Returns.
(i)    Pre-Closing Periods. For taxable periods that end on or prior to the Closing Date (“Pre-Closing Periods”), Seller shall, at the expense of Seller, prepare or cause to be prepared and file or cause to be filed all Tax Returns of the

Company and its Subsidiaries that are required by applicable law. Seller will provide Buyer with copies of any such Returns for the Buyer’s reasonable review and comment, at least 30 days (or such other time as is reasonable) prior to the due date thereof (giving effect to any extensions thereto), accompanied by a statement (the “Pre-Closing Statement”) setting forth and calculating in reasonable detail the Taxes that relate to the Pre-Closing Taxes. If the Buyer agrees with the Pre-Closing Period Returns and Pre-Closing Statement, the Seller shall pay to Buyer, not later than 5 Business Days before the due date for the payment of Taxes with respect to such Pre-Closing Period Tax Return, an amount equal to the Pre-Closing Taxes as shown on the Pre-Closing Statement, but only to the extent such Taxes are not reflected as a liability on the Final Closing Statement. If, within 10 days after the receipt of the Pre-Closing Period Tax Return and Pre-Closing Statement, the Buyer (a) notifies Seller that it disputes the manner of preparation of the Pre-Closing Period Tax Return or the Pre-Closing Taxes calculated in the Pre-Closing Statement and (b) provide Seller with a statement setting forth in reasonable detail its computation of the Pre-Closing Taxes and their proposed form of the Pre-Closing Tax Return and Pre-Closing Statement, then Buyer and the Seller shall attempt to resolve their disagreement within 5 days following the Buyer’s notification of Seller of such disagreement. If Buyer and the Seller are not able to resolve their disagreement, the dispute shall be submitted to the Firm. The Firm will resolve the disagreement within 5 days after the date on which they are engaged or as soon as possible thereafter. The determination of the Firm shall be binding on the parties. The cost of the services of the Firm will be borne by the party whose calculation of the matter in disagreement differs the most from the calculation as finally determined by the Firm. If each of the party’s calculation differs equally from the calculation as finally determined by the Firm, then such cost will be borne half by the Seller and half by Buyer. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of the Company.

(ii)    Straddle Period Taxes. Buyer shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Company and its Subsidiaries for Tax periods which begin before the Closing Date and end after the Closing Date (“Straddle Tax Returns”). Buyer shall permit the Seller to review and comment on each such Tax Return prior to filing. Any portion of any Tax which must be paid in connection with the filing of a Straddle Tax Return, to the extent attributable to any period or portion of a period ending on or before the Closing Date, shall be referred to herein as “Pre-Closing Taxes.” Buyer will provide the Seller with copies of any Straddle Tax Returns for the Seller’s reasonable review and comment, at least 30 days (or such other time as is reasonable) prior to the due date thereof (giving effect to any extensions thereto), accompanied by a statement (the “Straddle Statement”) setting forth and calculating in reasonable detail the Taxes that relate to the Pre-Closing Taxes. If the Seller agrees with the Straddle Tax Returns and Straddle Statement, the Seller shall pay to Buyer, not later than 5 Business Days before the due date for the payment of Taxes with respect to such Straddle Tax Return, an amount equal to the Pre-Closing Taxes as shown on the Straddle Statement, but only to the extent such Taxes are not reflected as a liability on the Final Closing Statement. If, within 10 days after the receipt of the Straddle Tax Return and Straddle Statement, the Seller (a) notify Buyer that they dispute the manner of preparation of the Straddle Tax Return or the Pre-Closing Taxes calculated in the Straddle Statement and (b) provide Buyer with a statement setting forth in reasonable detail their computation of the Pre-Closing Taxes and their proposed form of the Straddle Tax Return and Straddle Statement, then Buyer and the Seller shall attempt to resolve their disagreement within 5 days following the Seller’s notification of Buyer of such disagreement. If Buyer and the Seller are not able to resolve their disagreement, the dispute shall be submitted to the Firm. The Firm will resolve the disagreement within 5 days after the date on which they are engaged or as soon as possible thereafter. The determination of the Firm shall be binding on the parties. The cost of the services of the Firm will be borne by the party whose calculation of the matter in disagreement differs the most from the calculation as finally determined by the Firm. If each of the party’s calculation differs equally from the calculation as finally determined by the Firm, then such cost will be borne half by the Seller and half by Buyer. If the Pre-Closing Taxes involve a period which begins before and ends after the Closing Date, such Pre-Closing Taxes shall be calculated as though the taxable year of the Company and its Subsidiaries terminated as of the close of business on the Closing Date; provided however that in the case of a Tax not based on income, receipts, proceeds, profits or similar items, Pre-Closing Taxes shall be equal to the amount of Tax for the taxable period multiplied by a fraction, the numerator of which shall be the number of days from the beginning of the taxable period through the Closing Date and the denominator of which shall be the number of days in the taxable period. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of the Company.
(iii)    Without the prior written consent of the Seller, unless required by law, none of Buyer, Buyer’s Affiliates, or the Company shall file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company, extend or waive the limitation period applicable to any Tax claim or assessment, surrender any right to claim a refund of Taxes, or take any other similar action, or omit to take any action relating to the filing of any Tax Return or the payment of any Tax, if such action or omission would have the effect of increasing the Tax liability of the Company or the Seller for any Tax period (or portion thereof) ending on or prior to the Closing Date.

(iv)    If the Seller determines that the Company is entitled to file or make a formal or informal claim for refund or an amended Tax Return providing for a refund for the Company or the Seller with respect to a taxable period ending on or before the Closing Date, then Buyer will (so long as not inconsistent with applicable Law), if the Seller so requests and at the Seller’s expense, cause the relevant entity to file or make such claim or amended Tax Return; provided, that any such action does not increase Taxes of Buyer, the Company, any of their Affiliates or any of their direct or indirect owners for any period ending after the Closing Date.
(v)    Cooperation on Tax Matters.    Buyer and the Seller will cooperate, as and to the extent reasonably requested by the other party, in connection with the filing and preparation of Tax Returns pursuant to this Section 5(d) and any proceeding related thereto. Such cooperation will include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer and the Seller will retain all books and records with respect to Tax matters pertinent to the Company relating to any Tax period beginning before the Closing Date until 30 days after the expiration of the statute or period of limitations of the respective Tax periods.
(vi)    All transfer (including real estate transfer), documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement or the transactions contemplated hereby will be paid in equal shares by the Buyer and Seller when due, and the Buyer will file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable Law.
(vii)    During the period from the date of this Agreement to the Closing Date, Seller shall not file any amended Tax Returns with respect to the Company, shall not enter into any closing agreement with respect to Taxes of the Company, shall not settle any Tax claim or assessment or surrender any right to claim a Tax refund with respect to the Company, and shall not cause the Company to do the same.

(e)    Buyer Party Release.
(4)    Subject to Section 5(e)(2) below, each of Buyer, the Company, its Subsidiaries, RV Rewards, Elias, Feldstein and Brodsky, on behalf of itself or himself and its or his Affiliates, Representatives, successors, heirs, assigns and all other Persons claiming by, through, for or under it or him or on its or his behalf (such other persons collectively, the “Buyer Related Parties”) hereby irrevocably and unconditionally releases, settles, cancels, discharges and acknowledges to be fully and finally satisfied any and all claims, demands, proceedings, causes of action, orders, obligations, contracts, agreements, debts and liabilities whatsoever, both at law and in equity (“Claims”) that the Buyer Related Parties now have, have ever had or may hereafter have against Seller or MasTec or any of their respective present and former shareholders, Representatives, Affiliates, predecessors, successors and assigns (collectively, the “Seller Released Parties”), that are on account of any matter whatsoever arising prior to or as of the Closing or attributable to such period (whether such Claims are known or unknown, knowable or unknowable, suspected or unsuspected) (all Claims released in this Section 5(e)(1) are referred to as the “Released Buyer Party Claims”). TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH BUYER RELATED PARTY WAIVES THE BENEFIT OF ANY PROVISION OF APPLICABLE LAW TO THE EFFECT THAT A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE RELEASING PARTY DID NOT KNOW OR SUSPECT TO EXIST IN THE RELEASING PARTY’S FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY THE RELEASING PARTY MAY HAVE AFFECTED ITS SETTLEMENT WITH THE RELEASED PARTY.
(5)    Notwithstanding the foregoing, nothing contained in Section 5(e)(1) will be deemed to waive, release, alter or otherwise impair any rights or Claims of any Person (x) arising under or related to this Agreement or the transactions contemplated hereby; or (y) arising under or related to any agreement entered into in connection with the transactions contemplated by this Agreement.

(6)    Each of Buyer, the Company, its Subsidiaries, RV Rewards, Elias, Feldstein and Brodsky agrees that neither it or he nor any of its or his Buyer Related Parties, will assert, bring, file, institute, prosecute, maintain, participate in, or cause to be commenced, either directly or indirectly, any Proceeding against any Seller Released Party, in or before any court, Governmental Authority, arbitrator or mediator for or relating to any of the Released Buyer Party Claims. Each of Buyer, the Company, its Subsidiaries, RV Rewards, Elias, Feldstein and Brodsky represents that neither it or he nor any of its or his Affiliates has filed or caused to be filed any Claim of any kind against any Seller Released Party, which is now pending with any court, Governmental Authority, arbitrator or mediator. Without in any way limiting any of the rights and remedies otherwise available to each Seller Released Party, each of Buyer, the Company, its Subsidiaries, RV Rewards, Elias, Feldstein and Brodsky agrees to indemnify and hold harmless each Seller Released Party from and against any Damages in the event it becomes necessary for any Seller Released Party to defend any Released Buyer Party Claim asserted by any Buyer Related Parties.
(f)    Buyer’s Due Diligence Investigation.
(1)    Buyer acknowledges and agrees that none of the Company, the Seller, their Affiliates and representatives has made any representations or warranties regarding the Company, its Subsidiaries, the Seller, the Business, the Purchased Units, the assets or operations of Company and its Subsidiaries or otherwise in connection with the transactions contemplated hereby, other than the representations and warranties expressly made in Section 3. Without limiting the generality of the foregoing, Buyer acknowledges and agrees that no projections, forecasts and predictions, other estimates, data, financial information, documents, reports, statements (oral or written), summaries, abstracts, descriptions, presentations, memoranda, or offering materials, is or shall be deemed to be a representation or warranty by the Company or Seller to Buyer, under this Agreement, or otherwise, and that Buyer has not relied thereon in determining to execute this Agreement and proceed with the transactions contemplated hereby. Buyer further acknowledges and agrees that materials its Representatives have received from the Company, the Seller and their representatives, include projections, forecasts and predictions relating to the Company’s and its Subsidiaries’ Business; that there are uncertainties inherent in attempting to make such projections, forecasts and predictions; that Buyer is familiar with such uncertainties and is taking full responsibility for making its own evaluations of the adequacy and accuracy of all projections, forecasts, predictions and information so furnished; that Buyer shall not have any claims against the Company, the Seller, their officers, directors, Affiliates or representatives with respect thereto; and that Buyer has not relied thereon. Buyer acknowledges that no Person has been authorized by the Company or Seller to make any representation or warranty regarding the Company, its Subsidiaries, Seller, the Business, the assets or operations of the Company or its Subsidiaries, the Purchased Units or the transactions contemplated by this Agreement and, if made, such representation or warranty may not be relied upon as having been authorized by the Company, Funraisers, Seller or their Affiliates.
(2)    Buyer acknowledges and agrees that it has (i) at all times prior to the Closing, managed and operated the Company and its Subsidiaries in accordance with the Services Agreement; (ii) made its own inquiry and investigation into, and, based thereon and on the representations and warranties set forth in Section 3, has formed an independent judgment concerning the Company and its Subsidiaries and the Business, and (iii) conducted such investigations of the Company and its Subsidiaries and the Business as Buyer deems necessary to satisfy itself as to the operations and conditions thereof, and will rely solely on such investigations and inquiries, and the express representations and warranties of the Seller set forth in Section 3. Buyer further acknowledges and agrees that it will not at any time assert any Claim against the Seller, the Company, its Subsidiaries or any of their present and former representatives or Affiliates or attempt to hold any of such Persons liable, for any inaccuracies, misstatements or omissions with respect to the information furnished by such Persons concerning Seller, the Business, the Company, its Subsidiaries or the Purchased Units other than any inaccuracies or misstatements in the representations and warranties expressly set forth in Section 3 (subject to the limitations and expiration set forth in Section 7).
(g)    Confidentiality.
(1)    Seller acknowledges that in connection with such Seller’s ownership of the Units two of Seller’s employees, Hugo Bogani and Craig Tramontano (the “Informed Employees”), have had access to certain limited confidential, non-public information of the Company, its Subsidiaries, and Buyer specifically limited to: strategic partner pricing information, customer lists, revenue margins, customer and partner contract terms, and marketing information held in confidence by the Company, its Subsidiaries or Buyer that are not known by the public or any other employees, officers, directors, agents or representatives of the Seller (such information, “Confidential Information”). Seller agrees that for a period of one (1) year following the Closing, it will not use any of the Confidential Information, for its own account or the account of any third party, in connection with the solicitation of or communication with any of the Company’s, its Subsidiaries’ or Buyer’s existing strategic partners, customers, suppliers or other business relationships, except as expressly permitted by, or required and contemplated to achieve the purposes of, this Agreement, nor disclose such Confidential Information to any third party, except as required by law, rule, regulation, stock exchange rule or regulation, order of a court of competent jurisdiction, administrative agency or Governmental Body, judicial or administrative process, or in connection with any judicial or other proceeding involving Seller or this Agreement (provided that Seller will use its reasonable best efforts to obtain confidential treatment for the Confidential Information so disclosed). Confidential Information pertaining only to the terms of this Agreement may be disclosed by Seller to its attorneys and accountants on a need-to-know basis. Information will not be deemed Confidential Information if such information (i) is or becomes publicly known or publicly available, except through a breach of this Agreement by Seller, (ii) is or becomes available to the Seller from a source other than the Buyer, the Company, its Subsidiaries or the Informed Employees, provided that such source was not Known to Seller to be bound by a confidentiality obligation to Buyer, the Company or its Subsidiaries, (iii) was known or possessed by either of the Informed Employees prior to their association with Buyer, the Company or its Subsidiaries or (iv) is or has been independently developed by Seller or any of Seller’s employees, officers, directors, agents or other representatives without violating the terms of this Section 5(g). Except as expressly provided in this Agreement, none of Seller, the Company, its Subsidiaries or Buyer grants any other license whatsoever by the disclosure of the Confidential Information. On the Closing Date, Seller shall return to the Company or destroy all physical copies of the Confidential Information held by the Informed Employees; provided, however, that Seller shall not be obligated to return, destroy, expunge or erase any Confidential Information (x) to the extent required by applicable law, rule, regulation or other judicial, legal or administrative process, including rules of a professional body, or for internal audit or compliance reasons or (y) held in electronic format including in Seller’s standard electronic backup or archival systems. Seller acknowledges that any breach of the covenants of this Section 5(g) will result in irreparable damage and continuing injury to the Company, its Subsidiaries and Buyer. Therefore, in the event of any breach of the covenants in this Section 5(g), Seller acknowledges that the Company, its Subsidiaries and Buyer shall be entitled to all available remedies under applicable law, including the right to an injunction restraining Seller and its Affiliates, as applicable, from committing any such violation, and Seller hereby consents to the issuance of such injunction.
(2)    The parties acknowledge that the Company is party to those agreements set forth on Exhibit D (the “DirecTV Agreements”). In connection therewith, the Seller was provided information subject to restrictions set forth therein. Seller agrees that it will not use any such information in violation of such DirecTV Agreements without the consent of DirecTV.

6.    CONDITIONS PRECEDENT TO CONSUMMATION OF THE TRANSACTIONS.
(a)    Conditions Precedent to Obligations of Each Party. The obligations of each party to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver at or prior to Closing of the following conditions precedent:
(9)    The waiting period, if any, applicable to the consummation of the transactions under the HSR Act shall have expired or been terminated, or approval of the relevant Governmental Bodies otherwise obtained.
(10)    No Governmental Body shall have enacted, issued, promulgated, enforced or entered into any Legal Requirement or other Order and no other legal or regulatory restraint or prohibition shall be in effect, in either case, which has the effect of making the transactions contemplated by this Agreement illegal or that otherwise prohibits the consummation of such transactions.
(b)    Conditions Precedent to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver at or prior to Closing of the following conditions precedent:
(1)    The representations and warranties of Seller set forth in Section 3 shall be true and correct on the Closing Date as though made on the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date, except where the failure to be so true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company and the Seller, and Buyer shall have received a certificate to that effect dated the Closing Date and executed on behalf of Seller by an authorized officer of Seller.
(2)    Each of the covenants, agreements and obligations of Seller to be performed at or before the Closing pursuant to the terms of this Agreement shall have been duly performed in all material respects, and Seller shall have delivered to Buyer a certificate to that effect dated the Closing Date and executed on behalf of Seller by an authorized officer of Seller.
(3)    Each of the deliveries contemplated by Section 2(g) and Section 3(d) shall have been made.

(c)    Conditions Precedent to Obligations of Seller and the Company. The obligations of Seller and the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver at or prior to Closing of the following conditions precedent:
(3)    The representations and warranties of Buyer set forth in Section 4 shall be true and correct on the Closing Date as though made on the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date, except where the failure to be so true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Buyer, and Seller shall have received a certificate to that effect dated the Closing Date and executed on behalf of Buyer by an authorized officer of Buyer.
(4)    Each of the covenants, agreements and obligations of Buyer to be performed at or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Closing Date, and Buyer shall have delivered to Seller a certificate to that effect dated the Closing Date and executed on behalf of Buyer by an authorized officer of Buyer.
(5)    Seller shall have received the Closing Date Purchase Price from Buyer.
(6)    Each of the deliveries contemplated by Section 2(g) shall have been made.

7.    INDEMNIFICATION; REMEDIES.
(a)    Survival. All representations, warranties, covenants, and obligations in this Agreement, the Schedules, and any other certificate or document delivered pursuant to this Agreement will survive the Closing; and the consummation of the transactions contemplated by this Agreement, subject to Section 7(d). Other than indemnification claims under Section 7(b)(4) hereof, a party shall not have a right to indemnification, payment of Damages or other remedy based on the breach of any representations, warranties, covenants or obligations set forth in this Agreement if such party had Knowledge of such breach prior to Closing.
(b)    Indemnification and Payment of Damages By Seller. Seller shall indemnify and hold harmless Buyer and its Representatives, shareholders, members, controlling persons and Affiliates (the “Buyer Indemnified Parties”) for, and will pay to Buyer and its Representatives, shareholders, members, controlling persons and Affiliates, the amount of, any loss, liability, claim, damage, cost, expense, obligation and claims of any kind (including costs of investigation and defense and reasonable attorneys’ fees), whether or not involving a third-party claim (collectively, “Damages”), arising from or in connection with:
(7)    any breach of any representation or warranty made by Seller in this Agreement, including the schedules attached hereto, or any other certificate or agreement delivered by Seller pursuant to this Agreement;
(8)    any breach by Seller of any covenant or obligation of Seller in this Agreement;

(9)    any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such Person with Seller (or any Person acting on its behalf) in connection with the contemplated transactions hereunder; or
(10)    any liability, including tax, interest, penalties and personal liability (including any personal liability of a member or an officer or director of a member in connection with debts of the Company or its Subsidiaries), that may arise due to the failure to file any foreign, federal, state or local Tax return or failure to pay any foreign, federal, state or local Tax to which the Company or any of its Subsidiaries was subject during the period from the Applicable Dates through Closing, or by virtue of any Contract or any successor/transferee liability, or otherwise. Seller shall also indemnify Buyer for any expense associated with the preparation and filing of any such Tax returns that should have been filed for the period from the Applicable Dates through Closing.
(c)    Indemnification and Payment of Damages By Buyer. Buyer shall indemnify and hold harmless Seller and its Representatives, stockholders, members, controlling persons and Affiliates (the “Seller Indemnified Parties”), and shall pay to Seller the amount of any Damages arising from or in connection with:
(7)    any breach of any representation or warranty made by Buyer in this Agreement, including the schedules attached hereto, or any other certificate or agreement delivered by Buyer pursuant to this Agreement;
(8)    any breach by Buyer of any covenant or obligation of Buyer in this Agreement;
(9)    any breach of the Services Agreement and any breach of the representations and warranties set forth in Sections 3(a), 3(b), 3(e), 3(o), 3(q), 3(r) and 3(s) of the Funraisers Purchase Agreement and Sections 3(a), 3(b), 3(e), 3(o), 3(q) 3(r) and 3(s) of the DirectStar Purchase Agreement;
(10)    any claim or cause of action by any Person against any Seller Indemnified Party arising out of or related to actions taken by any one or more of Buyer, the Company or its Subsidiaries before, on or after the Closing Date, except to the extent that any such claim or cause of action requires the Seller to indemnify the Buyer Indemnified Parties pursuant to Section 7(b); or
(11)    any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by such Person with Buyer (or any Person acting on its behalf) or the Company or its Subsidiaries in connection with any of the Contemplated Transactions.
(d)    Time Limitations. Except as otherwise provided in this Section 7(d), (i) neither Seller nor Buyer shall have any liability for indemnification hereunder with respect to any representation or warranty or any covenant or obligation to be performed or complied with on or prior to the Closing Date, unless on or before the second anniversary of the Closing Date, the indemnified party notifies the indemnifying party of a claim specifying the factual basis of that claim in reasonable detail to the extent then known by the indemnified party and (ii) neither Seller nor Buyer shall have any liability for indemnification hereunder with respect to any covenant or obligation to be performed or complied with after the Closing Date, unless on or before the second anniversary of the breach of such covenant or obligation, the indemnified party notifies the indemnifying party of a claim specifying the factual basis of that claim in reasonable detail to the extent then known by the indemnified party. A claim with respect to Sections 3(a), 3(b), 3(e), 3(k) 4(a), 4(b), 4(e), 4(g), 4(h), 4(i), 4(j) or to any actual (and not constructive) fraudulent breach of a representation or warranty or any covenant or obligation may be made at any time. A claim with respect to Sections 3(l) or 7(b)(4), may be made at any time before the expiration of the thirty (30) day period immediately following the expiration of the applicable statute of limitations (as it may be tolled or otherwise extended).
(e)    Limitations on Amount--Seller. If the Closing occurs, except as set forth below, Seller’s collective liability for indemnification under Sections 7(b)(1) shall be limited to an amount equal to 10% of the Purchase Price (the “Cap”). Seller shall have no liability for indemnification under Sections 7(b)(1) hereunder unless and until the total of all Damages exceeds 2.5% of the Purchase Price (the “Deductible”), at which time the Seller shall be liable for all Damages exceeding the Deductible, but for clarity, subject to the Cap. The Deductible is not on a per occurrence basis rather it shall be satisfied by the total sum of all Damages. This section shall not apply to breaches of the representations and warranties contained Sections 3(a), 3(b), 3(e), 3(k)or 7(b)(4) or to any actual (and not constructive) fraudulent breach of a representation or warranty. Notwithstanding anything to the contrary set forth herein, under no circumstances shall Seller have liability pursuant to this Agreement for an amount in excess of the Purchase Price actually received by Seller.
(f)    Limitations on Amount--Buyer. Buyer shall have no liability for indemnification under Section 7(c)(1) hereunder unless and until the total of all Damages exceeds the Deductible, at which time Buyer shall be liable for all Damages exceeding the Deductible; provided, however, that in no case shall the liability of Buyer to make indemnification payments under Section 7(c)(1) exceed an amount equal to the Cap. The Deductible is not on a per occurrence basis rather it shall be satisfied by the total sum of all Damages. This section shall not apply to breaches of the representations and warranties contained Sections 4(a), 4(b), 4(e), 4(g), 4(h), 4(i) or 4(j) or to any actual (and not constructive) fraudulent breach of a representation or warranty.
(g)    Procedure for Indemnification--Third Party Claims.
(1)    Promptly after receipt by an indemnified party of notice of the commencement of any Proceeding against it, such indemnified party shall, if a claim is to be made against an indemnifying party, give notice to the indemnifying party of the commencement of such claim, but the failure to notify the indemnifying party shall not relieve the indemnifying party of any liability that it may have to any indemnified party, except to the extent that the indemnifying party demonstrates that the defense of such action was actually prejudiced by the indemnifying party’s failure to give such notice.
(2)    If any Proceeding referred to in Section 7(g)(2) is brought against an indemnified party and it gives notice to the indemnifying party of the commencement of such Proceeding, the indemnifying party shall be entitled to participate in such Proceeding and, to the extent that it wishes, to assume the defense of such Proceeding with its own counsel reasonably satisfactory to the indemnified party and, after notice from the indemnifying party to the indemnified party of its election to assume the defense of such Proceeding, the indemnifying party shall not, as long as it diligently conducts such defense, be liable to the indemnified party under this Section 7 for any fees of other counsel or any other expenses with respect to the defense of such Proceeding, in each case subsequently incurred by the indemnified party in connection with the defense of such Proceeding, other than reasonable costs of investigation; provided, however, that the indemnifying party may not assume and control the defense without the indemnified party’s consent unless (i) the indemnifying party acknowledges in writing its obligation to indemnify the indemnified party for any Damages relating thereto and (ii) the suit, action, claim, liability or obligation does not seek to impose any liability or obligation upon the indemnified party other than money damages (in which case, the indemnified party shall employ counsel reasonably satisfactory to the indemnifying party). The indemnified party shall cooperate with the indemnifying party in connection with any such defense. If the indemnifying party assumes the defense of a Proceeding, no compromise or settlement of such claims may be effected by the indemnifying party without the indemnified party’s prior written consent, which consent shall not be unreasonably withheld. If notice is given to an indemnifying party of the commencement of any Proceeding and the indemnifying party does not, within ten (10) days after the indemnified party’s notice is given, give notice to the indemnified party of its election to assume the defense of such Proceeding, the indemnifying party will be bound by any determination made in such Proceeding or any compromise or settlement effected by the indemnified party. Notwithstanding the foregoing, if an indemnified party determines in good faith that there is a reasonable probability that a Proceeding may adversely affect it or its Affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the indemnified party may, by notice to the indemnifying party, assume the exclusive right to defend, compromise, or settle such Proceeding, but the indemnifying party will not be bound by any determination of a Proceeding so defended or any compromise or settlement effected without, its consent (which may not be unreasonably withheld).

(h)    Procedure for Indemnification--Other Claims. A claim for indemnification for any matter not involving a third-party claim may be asserted by notice to the party from whom indemnification is sought.

(i)    Limitation on Damages.
(3)    Damages shall not include any lost business opportunities, lost profits, any measure of damages based on diminution in value or based on any multiple of earnings, revenue or EBITDA or similar concept, punitive, incidental, indirect, special, exemplary and consequential damages, except to the extent such Damages: (A) are paid to third party claimants (for example, and by way of limitation, Damages resulting from the payment of punitive damages awarded to a third-party plaintiff), or (B) arise out of or in connection with actual (and not constructive) fraud or willful misconduct in connection with the transactions contemplated hereby.
(4)    For all purposes of this Agreement, “Damages” shall be net of (i) any net Tax benefits that are or will be received by or accrue to the indemnified party within seven (7) years of the Closing Date, the determination of the amount and timing of any such Tax benefits to be determined at the reasonable discretion of the indemnified party in good faith, provided that if any payment is made by an indemnifying party in respect of such Damages and the indemnified party later actually realizes a Tax benefit in respect of those Damages which has not been previously taken into account in computing that payment, then the indemnified party shall repay to the indemnifying party an amount equal to the Tax savings resulting from such Tax benefit, and (ii) any insurance payable to the indemnified party from insurance policies in connection with the facts giving rise to the right of indemnification, or any insurance that would have been payable to the indemnified party if the policies of insurance effected by or for the benefit of the Company or its Subsidiaries had been maintained after Closing on no less favorable terms than those existing at the date of this Agreement. The indemnified party will use commercially reasonable efforts to collect any amounts available under such insurance coverage. If an indemnified party receives an amount under insurance coverage with respect to Damages at any time subsequent to any indemnification provided by an indemnifying party, then such indemnified party shall promptly reimburse the indemnifying party for any payment made or expense incurred by such party in connection with providing such indemnification up to such amount received by the indemnified party.
(5)    Each party must act promptly to avoid or mitigate any Damages which it or any other indemnified party may suffer in consequence of any fact, matter or circumstance giving rise to a claim for indemnification under this Agreement or likely to give rise to a claim for indemnification under this Agreement. No indemnified party shall be entitled to recover under this Agreement to the extent of any Damages that could have been avoided but for the applicable party’s failure to avoid or mitigate such Damages.
(6)    Any claim for indemnification with respect to a third party claim shall (if such third party claim has not been previously satisfied, settled or withdrawn) be deemed to have been withdrawn six (6) months after the notice is given pursuant to Section 7(g), unless Proceedings in respect of such third party claim have been commenced by being both issued and served. No new claim for indemnification may be made in respect of the facts, matters, events or circumstances giving rise to any such withdrawn claim.
(7)    If any claim for indemnification is based upon a liability which is contingent only, no party shall be liable to pay unless and until such contingent liability gives rise to an obligation to make a payment (but the applicable indemnified parties have the right under Sections 7(g) or 7(h) to give notice of that claim before such time).
(8)    Neither party shall be liable for any claim for indemnification to the extent that it would not have arisen but for, or has been increased or not reduced as a result of, any voluntary act, omission or transaction carried out by the party seeking indemnification or any of its Affiliates (or their directors, employees or agents or successors in title).

(9)    Where an indemnifying party has made a payment to an indemnified party in relation to any claim and the non-indemnifying party or any of its Affiliates is entitled to recover (whether by insurance, payment, discount, credit, relief or otherwise) from a third party a sum which indemnifies or compensates the indemnified party (in whole or in part) in respect of the liability or Damage which is the subject of an indemnity claim, the non-indemnifying party or its relevant Affiliates shall (i) promptly notify the indemnifying party of the fact and provide such information as the indemnifying party may reasonably require, (ii) take all reasonable steps or proceedings as the indemnifying party may require to enforce such right, at the indemnifying party’s expense, and (iii) pay to the indemnifying party, as soon as practicable after receipt, an amount equal to the amount recovered from the third party (net of taxation and less any reasonable costs of recovery).
(10)    Neither party shall be liable for any indemnity claim if and to the extent it is attributable to, or the amount of such claim is increased as a result of, any (i) legislation not in force at the date of this Agreement, (ii) change of Legal Requirement (or any change in interpretation on the basis of case law), regulation, directive, requirement or administrative practice or (iii) change in the rates of Tax in force as of the date of this Agreement.
(11)    If a breach of the representations and warranties in Section 3 or Section 4 is capable of remedy, the indemnified parties shall only be entitled to indemnification if the breach is not remedied within thirty (30) days after the date on which notice is served on the indemnifying party in accordance with Sections 7(g) or 7(h), as applicable. Without prejudice to its duty to mitigate any loss, the indemnified parties shall (or shall procure that any of their relevant Affiliates shall) provide all reasonable assistance to the indemnifying party to remedy any such breach, at the indemnifying party’s expense.
(12)    Buyer Indemnified Parties shall not be entitled to recover under this Section 7 with respect to that portion of any Damage that results from the continuation after Closing of any pre-Closing policy or practice of Seller.
(j)    Exclusive Remedy. Notwithstanding any provision of this Agreement to the contrary, the sole remedy of a party for any breach of any of the representations, warranties or covenants contained in this Agreement shall be to exercise the rights under this Section 7, which shall be subject to the procedures and obligations set forth in this Section 7. The parties shall not be entitled to a rescission of this Agreement, or to any further indemnification rights or other claims of any nature whatsoever in respect thereof (whether by contract, common law, statute, law, regulation or otherwise, including under the Racketeer Influence and Corrupt Organizations Act of 1970, as amended), all of which the parties hereby waive.
(k)    No Double Recovery. To the extent the same facts or circumstances serve as the basis for an indemnification claim under multiple subsections of this Section 7, and/or under this Agreement, the party seeking indemnification may pursue such claim under all applicable provisions but shall only receive one recovery for the associated loss or Damages.
8.    TERMINATION.
(a)    Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date:
(11)    by mutual written consent of Seller and Buyer;
(12)    by either Buyer or Seller:
(i)    if any court of competent jurisdiction or any Governmental Body shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement; or
(ii)    if the transactions contemplated shall not have been consummated on or before July 13, 2012 (the “Outside Date”); unless the failure to consummate the transactions is the result of a breach of this Agreement by the party seeking to terminate this Agreement, or unless the delay is attributable to the continued pendency of DOJ or FTC proceedings pursuant to the HSR Act, in which case the Outside Date shall be extended to the date ten (10) business days following final HSR Act approval by both DOJ and FTC;

(13)    by Buyer, if Seller breaches in any material respect any of its representations or warranties herein or fail to perform in any material respect any of its covenants, agreements or obligations under this Agreement, which breach has not been cured by the 30th day following receipt by Seller of notice of breach; or
(14)    by Seller, if Buyer breaches in any material respect any of its representations or warranties herein or fails to perform in any material respect any of its covenants, agreements or obligations under this Agreement, which breach has not been cured by the 30th day following receipt by Buyer of notice of breach.
(b)    Effect of Termination. If this Agreement is so terminated and the transactions contemplated hereby are not consummated, this Agreement shall forthwith become void and shall have no further force or effect other than the provisions of Section 1, this Section 8(b) and Section 9; provided, that nothing contained in this Section 8(b) shall relieve any party from liability for any breach of any representation, warranty, covenant or agreement contained in this Agreement.

9.    GENERAL PROVISIONS.
(a)    Expenses. Except as otherwise expressly provided in this Agreement, each party to this Agreement shall bear its respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the contemplated transactions, including all fees and expenses of agents, representatives, counsel and accountants. For clarification of doubt, all expenses of Seller incurred in connection with the preparation, execution and performance of this Agreement and the contemplated transactions shall be paid by Seller directly and will not be expensed to the Company, and all expenses of Buyer incurred in connection with the preparation, execution and performance of this Agreement and the contemplated transactions shall be paid by Buyer directly and will not be expenses to the Company.
(b)    Public Announcements. Any public announcement or similar publicity with respect to this Agreement shall be issued, if at all, at such time and in such manner as mutually agreed to by Seller and Buyer; provided, however, that the provisions of this Section 9(b) will not prohibit (1) any disclosure required by any applicable legal requirement, including any disclosure necessary or desirable to provide proper disclosure under the securities laws or under any rules or regulations of any securities exchange on which the securities of such party or its Affiliates may be listed or traded or (2) any disclosure made in connection with the enforcement of any right or remedy relating to this Agreement or the contemplated transactions to the extent in (1) or (2) in the case of Seller and its Affiliates, Seller provides Buyer a reasonable opportunity to review the disclosure (such opportunity to be based upon the disclosure requirements and other circumstances surrounding such disclosure), but Buyer shall not have the right to prevent or change the disclosure in any way.
(c)    Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and shall be deemed to have been duly given when (1) delivered by hand (with written confirmation of receipt), (2) sent by telecopier (with written confirmation of receipt), provided that a copy is mailed by registered mail, return receipt requested, or (3) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and telecopier numbers set forth below (or to such other addresses and telecopier numbers as a party may designate by notice to the other parties):

Buyer, the Company or its Subsidiaries:	Red Ventures, LLC 1101 521 Corporate Center Drive Indian Land, SC 29707 Attn: Ricardo Elias, President & CEO Facsimile: (704) 909-2180
With a copy to:	Womble Carlyle Sandridge & Rice, PLLC 301 S. College Street, Suite 3500 Charlotte, NC 28202 Attn: Jeffrey S. Hay Facsimile: (704) 556-1811
Seller:	MasTec North America, Inc. 800 Douglas Road Coral Gables, FL 33134 Attn: Jose Mas Chief Executive Officer Alberto de Cardenas, Esq., General Counsel Facsimile: (305) 406-1900
With a copy to:	Greenberg, Traurig P.A. 333 S.E. 2nd Avenue Miami, Florida 33131 Attn: David Barkus, Esq. Facsimile: (305) 961-5724
(d)    Further Assurances. The parties agree (1) to furnish upon request to each other such further information, (2) to execute and deliver to each other such other documents, and (3) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

(e)    Waiver. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement shall operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege shall preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law, (1) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (2) no waiver that may be given by a party shall be applicable except in the specific instance for which it is given; and (3) no notice to or demand on one party shall be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.
(f)    Entire Agreement and Modification. This Agreement supersedes all prior agreements between the parties with respect to its subject matter and constitutes (along with the agreements and documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by the parties hereto.
(g)    Assignments, Successors, And No Third-Party Rights. No party may assign any of its rights or obligations under this Agreement without the prior written consent of the other party, which shall not be unreasonably withheld; provided, however, Buyer may assign its rights hereunder to any of its subsidiaries in which it owns a majority interest, but only if Buyer remains fully obligated for all of its obligations and responsibilities hereunder. Subject to the preceding sentence, this Agreement shall apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties. Nothing expressed or referred to in this Agreement shall be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns.
(h)    Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable.
(i)    Section Headings, Construction. The headings of Sections in this Agreement are provided for convenience only and shall not affect its construction or interpretation. All references to “Section” or “Sections” refer to the corresponding Section or Sections of this Agreement. All words used in this Agreement shall be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms.
(j)    Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.
(k)    Governing Law; Jurisdiction; Service of Process. All questions arising out of or relating to the construction, validity and interpretation of this Agreement shall be governed by and construed in accordance with the domestic laws of the State of Florida without giving effect to any choice of law or conflict of law provision (whether of the State of North Carolina or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement will be brought against any of the parties in the courts of the States of Florida or North Carolina, or, if it has or can acquire jurisdiction, in any United States District Court sitting in Florida or North Carolina, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world. Each party waives personal service of any and all process upon it, and irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by certified mail, postage prepaid, to such party at the address set forth above, such service to become effective five business days after mailing.
(l)    Legal Fees. If legal proceedings are commenced in connection with this Agreement, the party or parties which do not prevail in such proceedings shall pay the reasonable attorneys’ fees and other costs and expenses, including investigation costs, incurred by the prevailing party in such proceedings.
(m)    Schedules.
(1)    Matters disclosed by Seller pursuant to any section of the Agreement or the schedules shall be deemed to be disclosed with respect to all sections of the Agreement and the schedules to the extent the Agreement requires such disclosure and it is reasonably apparent on the face of such disclosure that it applies to such sections or schedules.
(2)    In the event of any inconsistency between the statements in the body of this Agreement and those in the schedules, the statements in the body of this Agreement will control.
(n)    Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original copy of this Agreement and all of which, when taken together, shall be deemed to constitute one and the same Agreement.
(o)    No Recourse. No past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney or Representative of Seller, the Company, it Subsidiaries or any of their Affiliates shall have any liability for any obligations or liabilities of Seller, the Company or its Subsidiaries under this Agreement or any of other document contemplated hereby unless specifically provided for herein or therein.
(p)    Legal Representation. In any proceeding by or against any Buyer Indemnified Party wherein any Buyer Indemnified Party asserts or prosecutes any claim under, or otherwise seeks to enforce, this Agreement, Buyer agrees in connection with such proceeding (i) that no Buyer Indemnified Party or counsel therefor will move to seek disqualification of Greenberg Traurig, (ii) to waive any right any Buyer Indemnified Party may have to assert the attorney-client privilege against Greenberg Traurig, or Seller or any of its Affiliates with respect to any communication or information contained in Greenberg Traurig’s possession or files and (iii) to consent to the representation of Seller and its Affiliates by Greenberg Traurig, notwithstanding that Greenberg Traurig has represented Seller and its Affiliates (including the Company and its Subsidiaries) as counsel in connection with any matter, including any transaction (including the transactions contemplated hereby), negotiation, investigation, proceeding or action, prior to Closing. This consent and waiver extends to Greenberg Traurig representing Seller against Buyer or any Buyer Indemnified Party, including the Company and its Subsidiaries, in litigation, arbitration or mediation in connection with this Agreement or the Transactions contemplated hereby.

[Signatures appear on the following page.]
IN WITNESS WHEREOF, the parties have executed and delivered this Membership Interest Purchase Agreement on the date first written above.

SELLER:

MasTec North America, Inc.

By: /s/ Alberto de Cardenas
Name: Alberto de Cardenas
Title: EVP, Secretary and General Counsel

COMPANY:

DirectStar TV, LLC

By: /s/ Alberto de Cardenas
Name: Alberto de Cardenas
Title: As EVP, Secretary and General Counsel of Sole Member,
MasTec North America, Inc.

BUYER:
Red Ventures, LLC

By: /s/ Ricardo Elias
Name: Ricardo Elias
Title: CEO

For the limited purposes set forth in Section 2(b) and Section 5(e):

RV Rewards, LLC

By: /s/ Ricardo Elias
Name: Ricardo Elias
Title: Member
For

Funraisers PR, LLC

By: /s/ Ricardo Elias
Name: Ricardo Elias
Title: Member

/s/ Ricardo Elias
Ricardo Elias

/s/ Daniel S. Feldstein
Daniel S. Feldstein

/s/ Mark A. Brodsky
Mark A. Brodsky

[Signature Pages to Membership Interest Purchase Agreement]

LIST OF SCHEDULES

Schedule 2(b)        Surviving Agreements
Schedule 2(g)        Jurisdictions for Certificates of Good Standing
Schedule 3(c)(3)        Contractual Conflicts
Schedule 3(d)        Required Notices, Filings & Consents
Schedule 3(f)        Contracts
Schedule 3(i)        Intellectual Property